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Le Bread Xpress

Revolutionary Micro-bakery which bakes and
delivers pizzas/pastries, in minutes

🐦 📘 LEBREADXPRESS.COM   SAN JOSE

bakeries   food   robotics   food tech   crowdfunding



 *We develop and distribute the Micro-Bakery, a unique vending machine which delivers freshly baked products using French artisan recipe. The Bread Xpress is headquartered in San Jose, CA. We select the baked food from qualified best-in-class bakeries and sell the machines to operators and food service companies. Target markets are universities, corporate offices, hospitals, hotels, transportation hubs and any retailers who are looking to provide a gourmet alternative to snack, 24/7.*

Benoit Herve CEO and Founder @ Le Bread Xpress

   ABOUT   UPDATES⁰   GRAPEVINE¹   ASK A QUESTION⁰

Why you may want to support us...

1   We are generating revenue ($130,000 in Q3' 2019)

2   Orders received for 10 machines and intent for 65 more in the next 6 months

3   Customers include UC Berkeley and Tesla

4   Agreement signed with largest food service company in the world for initial deployment in California

5   $600,000 already raised

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Benoit Herve**
CEO and Founder
20 years experience in business development, Strategic marketing and go-to-market. Technical leader in several large Tech corporations and business Executive in 2 successful startups with $80M/$120M exit.


 **Anthony Fontaine**
Operation Manager / Business Development Director 15 years experience in the food industry.

Why people love us

This machine will really have a big impact on food availability. I cannot wait to have it in airport or hotel as I travel a lot and always disappointed by options available outside regular hours

Paul Herrera
Engineering Manager

In the news

   

Downloads

📄 Pizza Machine Image.pdf

The Story of Le Bread Xpress

After moving to the USA 20 years ago from France, I am still frustrated not being able to find the real crusty French baguette or pastry, so famous in France. Either the bread quality is not good or the bread is stale at the end of the day after being baked early morning. A French baker invention, this micro-bakery won the first price at the prestigious "Concours Lepine" for best technology innovation.

When I discovered this unique technology, I decided to leave my executive position in Tech companies to finally satisfied my passion for food.

The passion for baking runs in the family, as my grandfather was a baker in France. Beginning Le Bread Xpress is my way of continuing what my grandfather started 80 years ago. He would be proud seeing that combining technology with French gastronomy is having a big impact in America.



(real picture from 1940's, with my Grand'pa and the little boy is my father)

The Food !!

The most important criteria was FOOD quality

We focused on fresh baked good and partnered with the most famous bakery in San Francisco, La Boulangerie.   We are also sourcing from local bakeries and food suppliers.

The initial food offering is very extensive (more than 25 items selection).



It ranges from various pizza choices (4 cheeses, Margarita, Pepperoni) with thin crust, to croissants, chocolate croissants, and square sandwiches (Ham and Cheese, Brie,..)

The Micro-bakery -

Now we had to invent the unique Bakery in a box, the Micro-bakery, to store and deliver amazing gourmet food, anywhere, anytime. Our goal was to step up from the traditional old style vending machine with snack, chips or drink cans. But the highest food quality, baked on-site and delivered in minutes. The machine is now released to the American market:

The machine includes the latest advanced technology:

- 55" touch screen Monitor for menu selection, display as well as advertisement

- Cloud based communication for remote monitoring, alert and inventory management





- Cloud based communication for remote monitoring, alert and inventory management

- Cashless payment system for contact less credit card, Apple Pay, Google Pay

- Wifi and cellular connectivity

Bake Xpress
From Le Bread Xpress
75"
35"
55"
Exit Pizza
Touch Screen

What is Unique about our Company

First, no other manufacturers of vending machines have the flexibility of our machines. They are typically single product. either a pizza, a salad or a bread.

We can offer unlimited selection of food items and adjust the baking time accordingly ..

One of the key differentiation with Le Bread Xpress is that we offer a full solution. We are not just selling a machine, we also provide the food items to go with it. Each pizza or pastry is tested in-house by Le Bread Xpress.

We have multiple shared IP with the manufacturer as well as several breakthrough IPs being filed which will offer unique differentiation.

Our Markets: A $30B Market for Unattended Retail

Today the choice for students in universities, workers in Hospitals, travelers in Hotels are extremely limited outside the regular hours. What are your options after 9pm, or in the middle of your night shift? We offer gourmet hot foods at any time, 24/7.

Market Opportunities
Addressing the need of the $46B food service market with unique micro-bakeries
Our first primary targets will be high density areas with significant traffic:
Hotels
Corporation
Retails
Supermarkets
Hospitals,
University
Transportation Hubs
Gas Station
...and more!
WHOLE FOODS MARKET
Google
Hilton

According to Accumen Research, Global Intelligent vending machines market is expected grow at a CAGR of over 14.5% during the coming years. The world-wide shipments are anticipated to exceed 6 million units by 2026. Also the market is anticipated to reach Over USD 34.3 billion by 2026*.

Existing Traction

We are already on the map for robotic Food vendors.

The Food Robotics Market 2019:
thespoon.tech
HOME KITCHEN ROBOTS
BRANDED DELIVERY
LOGISTICS & FULFILLMENT
ROBOT-POWERED RESTAURANT PLATFORM
STANDALONE STOREFRONTS
thespoon
The Food Robotics Market
Version 1.0: 2019
RESTAURANTS USING ROBOTS
AUTONOMOUS MOBILE STOREFRONT
DELIVERY PLATFORM



2019 has been really a great year. We got our new machine certified and got our first design wins within months.

Working with large operators will allow us to grow very fast while keeping the team very lean.



Our first multi-products machine will start operation in August 2019. Then 6 more in September 2019.

After successful implementation, we plan to get additional orders for 65 machines.

But How Do We Make Money?

We have a multi Prongs source of revenues:

- Machine sale (50% Margin)

- Food sold to customers

- License fee on each machine vend sales

- Advertisement screen sale

Revenue Plan

After few years of development, market analysis and qualifying our suppliers, we believe we are about to start generating revenue.

Revenue breakdown for an operator

Assuming Pizza sale price at $8, Pizza cost of $2 and 50 pizzas per day, each machine can generate $12000 of revenue per month

Cost breakdown/Profit below is for ONE machine:

Cost/Profit Breakdown per month

- Cost of good — $2,765, 23%
- Tax — $1,125, 9%
- Expense (utility,loading,Elect,lease) — $1,267, 10%
- Rent location — $1,217, 10%
- License Soft Payment LBX — $608, 5%
- Operator Gross Profit — $5,185, 43%

We plan to sell around 25 machines in 2019

Public unit price for our micro-bakery is $27,500 and can be compared to existing pizza machines which announced priced between $30,000 and $50,000

Valuation

The unattended retail market and food automation is poised to grow exponentially. Very large VC are now actively investing and pouring large amount of money. Even though the traditional vending market is slowing down, the growth of hot food vending and robotic is growing extremely fast ..

One of the recent investment is $475 M from SoftBank robotic in Zume Pizza, a Silicon valley start-up using robots to manufacture Pizza and and a fleet of trucks to deliver. This is a $2.2 B valuation.

A recent vending machine manufacturer just got a valuation of $40 M with less than $1 M of sales.

Although the success of other companies is not a predictor of ours, we hope Le Bread Xpress will have a valuation of $80 M end of 2020.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We develop and distribute the Micro-Bakery, a unique vending machine which delivers freshly baked products using French artisan recipe. The Bread Xpress is headquartered in San Jose, CA. We select the baked food from qualified best-in-class bakeries and sell the machines to operators and food service companies. Target markets are universities, corporate offices, hospitals, hotels, transportation hubs and any retailers who are looking to provide a gourmet alternative to snack, 24/7.

Where will your company be in 5 years? ⌄

We will be the leader of automatic Baking vending machine. Be known by the Millennial's as the new best option for fast and convenient quality food and the leader in oven based vending machines.Be the largest vendor of Pizza and croissants in USA while providing unmatched quality. Sell and manage more than 10,000 vending machines in major retails (7/11, Starbucks), Universities, Retailers, and Hotel chains (Hilton, Marriott).

What's new about what you're making? How is it different? ⌄

Our company is providing the first micro-bakery in USA which delivers hot fresh artisan bread, pizza, croissant within second. These unique machines have state of the art touch screen interface, advertisement screen, cashless payment and reward program. We are also the only company offering turn key solution by providing the machine, the food supply and all services and maintenance supports.

Who are your competitors? How are you different? ⌄

For the bread and croissants machines, competitions are the traditional bakery as we well as supermarket. However the bread is baked typically in the morning and is either stale at noon/afternoon or all gone in the evening. Availability is only during business hours while our machine is open 24/7. For the pizza machine, we will offer a very competitive price, 30% lower than US and European manufacturers, as we partnered with one of the largest manufacturers in the world. We will also be the only vendors offering the pizzas and pastries to the retailers from our qualified vendors.
We are the only hot food vending manufacturers providing the food items which are sold in the machine. We are a one stop place for the operators, ensurring the best quality to the consumers.

We are developing IP to further improve the user experience as well as introducing new energy saving capabilities

How will you make money? ⌄

The revenue is coming from four different sources- Sale of the machine (expected 50% profit on $20 k unit sale)- Profit on the food supplies on each Pizza/bread sold to the retailers. Licensing/royalties on each transaction (5%)- Sell advertising space on the machine to third party using our state of the art LCD display

How do you acquire customers? ⌄

We have a B to B business model. We will sell our machines to food service companies (Canteen, Sodexo, Aramark) or directly to retailers (convenience stores like 7/11, Supermarket) and hospitality companies (Hotel chain, Universities, Hospitals)We have hired a Sales Rep (30 people across the nation) very well connected to these potential customers. We have also a strong social media presence (Facebook, Linkedin) as well as good coverage in the news (NBC, ABC, Forbes, Associated Press and local newspapers)

How big is the market? ⌄

The vending machine market is a $30B industry. Just in USA there are 7 million machines installed increasing with a 16% CAGR .From the food supply perspective in USA, the pizza market is $46B and the bread/pastries is estimated to be $15B. We are targeting to get less than 5% of the serviceable market for vending machines in USA

What's your biggest risk? What keeps you up at night? ⌄

A large food group may decide to penetrate the baked machine market. But we are nimble and fast moving company, and the untapped market is so large that it is a good thing for competition to get into this segment. Another concerned will be to be able to scale quickly enough and put in place the entire operation in a timely manner.

How is the new machine being perceived and what traction do you have? ⌄

Initial feedback on the croissant and pizza machines have been extremely positive. We have received high interests both from the retail industry as well as hospitality.

For instance companies like Starbucks or 7/11 are looking into this concept to attract more people during lunch time and a better offering. Hotel chains like Hilton and Marriott also approached us to offer better food options in their mid range hotel categories which do not have a restaurant.

Testimonial from the executive VP of the largest food service company in the world: "this is the best food I ever had from a vending machine, even from store and the machine is the most unique machine I have seen so far"

This translated in signing a Proof of concept agreement for up to 75 machines.
We already received orders from prestigious companies such as Tesla and UC Berkeley.

What is your penetration plan for corporation and universities? ⌄

Obviously the machine is ideal for location such as universities, hospitals, transportation hubs. They will have finally fresh food options at any time.. To penetrate these accounts , we work with large food supply companies such as Canteen/Compass, Sodexo, Aramark which are already operating their restaurants, vending machines and are delivering the foods.

How will you use the fund raised on WeFunder? ⌄

The fund raised will be used mainly for operation cost and scaling the company
- New Hires (Software development, technician)
- IP development and IP filing
- Office and warehouse

